The Penn Mutual Life Insurance Company

Penn Mutual Variable Annuity Account III

600 Dresher Road

Horsham, Pennsylvania 19044

April 18, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Alison White

Re:	Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File Nos. 333-177543 and 811-03457) (the “Registration Statement”)

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Friday, April 20, 2012, or as soon thereafter as practicable.

Horner, Townsend & Kent, Inc., the principal underwriter for the variable annuity contracts issued by The Penn Mutual Life Insurance Company and funded through Penn Mutual Variable Annuity Account III, also has signed this letter requesting acceleration.

Very truly yours,

Penn Mutual Variable Annuity Account III (Registrant)	Horner, Townsend & Kent, Inc.

By: The Penn Mutual Life Insurance Company (Depositor)

/s/ Raymond Caucci	/s/ Michelle Barry
By: Raymond Caucci Title: Vice President, Product Management	By: Michelle Barry Title: President & CEO